Exhibit 7.1

Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS

	Year ended December 31,
	2017	2016	2015	2014	2013
	(millions of euros)
Earnings
Profit (loss) before tax from continuing operations	1,777	2,799	453	2,350	570
Fixed charges	1,613	1,666	2,164	1,992	1,958
Amortization of capitalized interest and issue debt discounts or premiums	7	4	4	4	4
Dividends from associates and joint ventures accounted for using the equity method	—	1	—	—	—
Share of losses of associates and joint ventures accounted for using the equity method	2	23	—	6	—
Capitalized interest for the applicable period	(73)	(73)	(73)	(5)	—
Share of earnings of associates and joint ventures accounted for using the equity method	(1)	—	(1)	(1)	—

(A)	3,325	4,420	2,547	4,346	2,532
Fixed charges
Interest expenses (both expensed and capitalized)	1,566	1,622	2,118	1,949	1,915
Issue costs and any original issue debt discounts or premiums	—	—	—	—	—
Estimated interest within rental expense for operating leases (1)	47	44	46	43	43

(B)	1,613	1,666	2,164	1,992	1,958
Ratio of Earnings to fixed charges (A/B) (2)	2.06	2.65	1.18	2.18	1.29

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.
(2)	The calculation of the ratio of earnings to fixed charges excludes discontinued operations. However the impact on the ratio from the inclusion of the interest expenses related to discontinued operations would be immaterial.